SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 1Q13

São Paulo, April 18, 2013 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice, in association with Embratel (“NET Fone via Embratel”), announces today its results for the first quarter ended March 31, 2013 (“1Q13”).

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Consolidated Income Statements		1Q13	1Q12%
(R$ thousands)

Net revenues		2,240,954	1,838,506	21.9
Operating costs		(1,128,468)	(902,295)	25.1
Selling, general and administrative expenses		(483,034)	(422,820)	14.2
EBITDA	(a)	629,452	513,391	22.6
EBITDA Margin		28,1%	27,9%
Depreciation and amortization		(356,296)	(305,965)	16.4
Monetary and exchange rate variation net		(12,559)	30,559	(141.1)
Finance expenses		(92,813)	(102,787)	9.7
Finance income		31,424	39,375	(20.2)
Income before taxes		199,208	174,573	14.1
Income tax		(84,316)	(59,975)	40.6
Net income		114,892	114,598	0.3

EBITDA does not represent an accounting item or cash flow for the periods in question, and should not be considered an isolated indicator of operating performance. It does not represent a number accounting, companies can do specific interpretations and, the definition of EBITDA may not be comparable with the calculation of EBITDA by other companies. O EBITDA disclosed by Net was calculated in accordance with CVM Instruction 527/12.

Net Revenue increase 21.9%, totaling R$2,240,954  thousand in the 1Q13  compared to R$1,838,506 thousand in the 1Q12, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$629,452 thousand in the 1Q13 compared to R$513,391 thousand in the 1Q12, therefore an increase of 22.6%.

The Company recorded in the 1Q13  Net Income of R$114,892 thousand.

Net Serviços de Comunicação S.A.
Consolidated Balance sheet
(R$ thousands)
	1Q13	1Q12		1Q13	1Q12
Assets			Liabilities
Total current assets	1,471,959	1,384.424	Total current liabilities	3,188,158	1,793,953
Total non-current assets	8,937,974	7,465,334	Total non-current liabilities	2,525,342	2,753,368
			Stockholders’ equity	4,696,433	4,302,437
Total Assets	10,409,933	8,849,758	Total Liabilities and Stockholders’ Equity	10,409,933	8,849,758

1

On April 11, 2013, Net Serviços, Embratel Participações S.A. (“Embrapar”). companies indirectly controlled by América Móvil S.A.B. de C.V. (“América Móvil”), in accordance with the terms of Instruction nº 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or “CVM”) reported that they are evaluating the possibility of implementing, along with Claro S.A., a company also indirectly controlled by América Móvil, a corporate reorganization aiming to consolidating the corporate structure and activities of the companies and some of their subsidiaries in Brazil into a single company.

                   .
Therefore, they informed that the above mentioned companies will start internal analysis and procedures along  with the Agência Nacional de Telecomunicações - ANATEL, in order to assess the feasibility of the operation and any conditions for its implementation. The decision regarding the transaction will depend, among other things, on the satisfactory completion of studies and analysis and position to be adopted by ANATEL in face of the same.

NET Serviços and Embrapar will disclose new information related to the transaction when new developments occur.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 18, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.